December 21, 2007

Via: EDGAR Mr. Brad Skinner Senior Assistant Chief Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010
Re:          Swift Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Forms 10-Q for fiscal Quarters Ended March 31, 2007
And June 30, 2007
Filed May 4, 2007 and August 3, 2007
Response letter dated October 15, 2007
File No. 1-8754

Dear Mr. Skinner:

This letter is in response to your letter dated December 7, 2007, regarding the filing above.  Each numbered item below corresponds to the numbered item of your comment letter and is followed by the Company’s response.

Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007

Notes to Condensed Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Full Cost Ceiling Test, page 8

SEC Comment:

1.
We have considered your response to our prior comment number four in which you state you cannot reasonably estimate the potential write down because you do not know what oil and natural gas prices will be in future periods.  We note in paragraph 2 of SFAS 5 that not all uncertainties inherent in the accounting process give rise to contingencies.  However, we believe that the ability to recover the value of your oil and gas assets under the ceiling test represents a loss contingency covered by SFAS 5, as resolution of uncertainties regarding future gas prices may confirm the

        U.S. Securities and Exchange Commission
        December 21, 2007

impairment of your oil and gas assets.  Accordingly, please disclose that an estimate of the possible loss or range of loss cannot be made.  In addition, enhance your discussion and analysis of your critical thinking accounting policies related to the full-cost ceiling test on page 58 to provide a sensitivity analysis showing the effect that reasonably likely changes in your estimates used in calculation of the ceiling test as of December 31, 2006, may have on your financial position and results of operations:

Company Response:

In all applicable future filings, disclosures regarding the ceiling test will also include a disclosure that an estimate of the possible loss or range of loss cannot be made, as we do not know what oil and gas prices will be in future periods.  As to the remainder of comment 1 which we discussed with Mr. Newberry of the Staff on December 17, in all applicable future filings containing a disclosure of "Critical Accounting Policies" in Management's Discussion and Analysis, we will make all of the necessary/required disclosures pursuant to Codification of Financial Reporting 501.14.

Engineering Comments

Form 10-K for the Fiscal year ended December 31, 2006

Business, page 4

Reserves Replacement Ratio and Reserves Replacement cost, page 5

SEC Comment:

2.
We note your response to comment 6 in our letter of September 17, 2007.  Provide a discussion of your reserve replacement cost calculation similar to that which you have provided in your response.  Also, provide an additional reserves replacement cost measure that includes the estimated costs to develop the proved undeveloped reserves.

Company Response:

In all future filings in which a disclosure is made of reserve replacement costs, we will also disclose that such measure is calculated by including proved undeveloped reserves but without including future development costs of those reserves, as such a measure is traditionally based upon historical costs and has been calculated on a basis believed to be that most commonly used by professional research analysts in computing these ratios, and thus is useful to public investors in making comparisons of this measure among our industry

        U.S. Securities and Exchange Commission
        December 21, 2007

peers. In our reserves replacement discussion (See page 5 of our 2006 Form 10-K), we will also refer to the Supplementary Information section regarding the Standardized Measure of Discounted Future Net Cash Flows (See page 88 of our 2006 Form 10-K), which discloses the future costs to develop our reserves base (commonly referred to as future development costs).

Sales volumes, Sales prices and Production Cost Information, page 16

SEC Comment:

3.
In our prior comment 14, we asked that you disclose your historical oil and gas prices so the reader is informed of the past effects of your hedging program.  Our intent here is that you disclose your historical prices before and after the effects of your hedging program.

Company Response:

In all applicable future filings when the effects of our hedging program are material as compared to our oil and gas sales, we will disclose these hedging effects on a per unit produced basis.  As noted in our October 15, 2007 response, we disclose hedging related gains and losses in the “Price-risk and other, net” caption on our income statement.  As such, our hedging gains and losses are not included in our oil and natural gas sales prices.

Should any additional information be required, or if you have any questions regarding this letter or further comments, please contact our outside securities counsel, Donald W. Brodsky, Baker & Hostetler, LLP, at 713.646.1335.  Thank you.

Sincerely, /s/ Alton D. Heckaman, Jr.
Alton D. Heckaman, Jr. Executive Vice President and Chief Financial Officer
Attachments

cc:           Securities and Exchange Commission (via fax)
Swift Energy Company
Terry E. Swift
Bruce H. Vincent
Christopher M. Abundis
Baker & Hostetler, LLP
Donald W. Brodsky